                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

               [ ] For Period Ended:    December 31, 2000
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which this modification relates:


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PART I -- REGISTRANT INFORMATION


  C-Cube Microsystems Inc.
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Full Name of Registrant



--------------------------------------------------------------------------------
Former Name if Applicable

  1778 McCarthy Boulevard
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Address of Principal Executive Office (Street and Number)


  Milpitas, California  95035
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 26, 2001, the Registrant and LSI Logic Corporation ("LSI") signed an Agreement and Plan of Reorganization by and among LSI (the "Reorganization Agreement"), Clover Acquisition Corp., a wholly-owned subsidiary of LSI, and the Registrant, as more fully described in the Registrant's Current Report on Form 8-K filed with the Commission on March 30, 2001. As a result of entering into the Reorganization Agreement so recently, and the attendant diversion of management's attention, the Registrant was unable to adjust its disclosure and obtain the appropriate approvals needed to accurately reflect this transaction, and therefore, was unable to file its Annual Report on Form 10-K within the prescribed period without unreasonable effort and expense.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Christopher Farrell,
      Authorized Representative        408                 490-8000
      -------------------------    -----------        ------------------
               (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                         [X] Yes   No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes   No [ ]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      C-Cube entered into an Amended and Restated Agreement and Plan of Merger and Reorganization with Harmonic Inc. on December 9, 1999. In accordance with this agreement, on May 2, 2000, C-Cube's semiconductor division was spun-off into an independent company, C-Cube Semiconductor Inc., and on May 3, 2000, C-Cube Microsystems Inc., consisting primarily of its DiviCom division, was merged with Harmonic Inc. C-Cube Semiconductor Inc. was then renamed C-Cube Microsystems Inc., with the approval of Harmonic, Inc., to maintain customer continuity and the brand identity of C-Cube's semiconductor products. The transaction was accounted for as if the semiconductor division were the continuing entity. Accordingly, as required by Accounting Principles Board Opinion No. 30 and Emerging Issues Task Force Issue No. 95-18, the results of operations of the Semiconductor division (the continuing entity) are reported separately from the results of operations of the DiviCom division (the discontinued entity).

      The results of discontinued operations are presented on two line items on the face of the Registrant's Consolidated Statements of Operations. For 2000, loss from operations of DiviCom represents the net loss of DiviCom operations through the date of merger of $10.1 million.

      The attached Exhibit A, anticipated to be filed as part of the Registrant's Annual Report on Form 10-K, describes in summary form the change in results of operations from fiscal 1999 to fiscal 2000.

================================================================================


                            C-Cube Microsystems Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2001                          By   /s/ Christopher Farrell
                                              ----------------------------------



                                      -2-

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                                                                       EXHIBIT A

                            C-CUBE MICROSYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net revenues................................................  $265,049   $222,148   $209,082
                                                              --------   --------   --------
Costs and expenses:
  Cost of product revenues..................................   119,581     88,235     85,751
Research and development:
  Research and development..................................    59,553     54,260     52,823
  Warrant issuance..........................................    12,632         --         --
Selling, general and administrative:
  Selling, general and administrative.......................    47,516     37,238     36,312
  Stock-based compensation and merger/spin-off related
     payroll taxes..........................................    20,827         --         --
                                                              --------   --------   --------
          Total.............................................   260,109    179,733    174,886
                                                              --------   --------   --------
Income from operations......................................     4,940     42,415     34,196
Other income................................................     7,863      9,229      2,488
                                                              --------   --------   --------
Income before minority interest and extraordinary item......    12,803     51,644     36,684
Income tax expense..........................................     3,407     14,550      9,806
                                                              --------   --------   --------
Income before minority interest and extraordinary item......     9,396     37,094     26,878
Minority interest in net income (loss) of subsidiary........        72        442       (337)
                                                              --------   --------   --------
Income before extraordinary item............................     9,324     36,652     27,215
Extraordinary gain on repurchase of convertible notes (net
  of tax)...................................................        --         --      3,494
                                                              --------   --------   --------
Income from continuing operations...........................     9,324     36,652     30,709
                                                              --------   --------   --------
Discontinued operations:
  Income (loss) from discontinued operations of DiviCom (net
     of tax)................................................   (10,087)    20,626     15,580
  Loss on disposal of DiviCom (net of tax)..................    (6,190)        --         --
                                                              --------   --------   --------
Net income (loss)...........................................  $ (6,953)  $ 57,278   $ 46,289
                                                              ========   ========   ========
Basic earnings per share:
  Income from continuing operations before extraordinary
     item...................................................  $   0.20   $   0.92   $   0.73
  Extraordinary item (net of tax)...........................        --         --       0.09
                                                              --------   --------   --------
  Income from continuing operations.........................      0.20       0.92       0.82
                                                              --------   --------   --------
  Income (loss) from discontinued operations (net of tax)...     (0.22)      0.52       0.42
  Loss on disposal of DiviCom (net of tax)..................     (0.13)        --         --
                                                              --------   --------   --------
  Income (loss) from discontinued operations................     (0.35)      0.52       0.42
                                                              --------   --------   --------
  Net income (loss) per share...............................  $  (0.15)  $   1.44   $   1.24
                                                              ========   ========   ========
Diluted earnings per share:
  Income from continuing operations before extraordinary
     item...................................................  $   0.17   $   0.84   $   0.72
  Extraordinary item (net of tax)...........................        --         --       0.09
                                                              --------   --------   --------
  Income from continuing operations.........................      0.17       0.84       0.81
                                                              --------   --------   --------
  Income (loss) from discontinued operations (net of tax)...     (0.19)      0.46       0.38
  Loss on disposal of DiviCom (net of tax)..................     (0.11)        --         --
                                                              --------   --------   --------
  Income (loss) from discontinued operations................     (0.30)      0.46       0.38
                                                              --------   --------   --------
  Net income (loss) per share...............................  $  (0.13)  $   1.30   $   1.19
                                                              ========   ========   ========
Shares used in computation:
  Basic.....................................................    47,503     39,891     37,382
                                                              ========   ========   ========
  Diluted...................................................    53,853     44,571     40,754
                                                              ========   ========   ========